Mail Stop 3561

January 5, 2008

Christopher J. Reading, Chief Executive Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, TX 77042

Re: **U.S. Physical Therapy, Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2007 and Filed
March 21, 2008
File No. 1-11151

Dear Mr. Reading:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
 and Health Care Services